Exhibit 99.1

ATIF Holdings Limited to Acquire Controlling Interest in Leaping Group Co., Ltd. to Expand its Advertising Related Business

Shenzhen, China, April 8, 2020 –ATIF Holdings Limited (the “Company” or Nasdaq: ATIF), a company providing financial consulting services to small and medium-sized enterprises in Asia, today announced that the Company has entered into (i) a debt conversion and share purchase agreement (the “Debt Conversion and Share Purchase Agreement”) with Leaping Group Co., Ltd. (“Leaping Group”), and (ii) a share exchange agreement (the “Share Exchange Agreement”) with the shareholders of Leaping Group (“Sellers”) to acquire shares of Leaping Group. Leaping Group is a private company mainly focusing on multi-channel advertising, event planning and execution, film and TV program production, and movie theater operation. The Leaping Group operates the largest pre-movie advertising network in three northeast Chinese provinces, namely Heilongjiang, Jilin, and Liaoning. After the completion of the transactions pursuant to the Debt Conversion and Share Purchase Agreement and the Share Exchange Agreement (the “Acquisition”), ATIF shall be the controlling shareholder of Leaping Group, holding approximately 51.2% of the total outstanding shares of Leaping Group.

On January 14, 2020, ATIF provided a loan to Leaping and its subsidiary, Yuezhong Media Co. in the amount of US$950,000 (“Loan”). On December 10, 2018, pursuant to a Consulting Agreement (“Consulting Agreement”) between Leaping and Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd. (“QAT”), a company controlled by the ATIF’s subsidiary via a VIE structure, Leaping agreed to pay QAT US$1,500,000 in consulting fees of which US$901,000 still remains outstanding (“Unpaid Consulting Fees”). As a result of the Loan and the Unpaid Consulting Fees, Leaping owes to ATIF, directly or indirectly, an aggregate amount of US$1,851,000 (“Debt”). Pursuant to the Debt Conversion and Share Purchase Agreement, ATIF agreed to purchase, and Leaping Group agreed to issue 3,934,029 new shares of Leaping Group in exchange for (i) the satisfaction of the Debt under the Loan and the Consulting Agreement, and (ii) the issuance of 2,800,000 shares of ATIF.

To induce ATIF to convert the Debt into shares of the Leaping Group, Sellers and ATIF have entered into the Share Exchange Agreement, pursuant to which the Company shall issue 7,140,002 new shares in exchange for 6,283,001 issued shares held by the Sellers.

It is a condition to the closing of the Debt Conversion and Share Purchase Agreement and the intent of the parties that the closing of the share exchange in the Share Exchange Agreement is substantially concurrent with the closing of the Debt Conversion and Share Purchase Agreement. After the completion of the Acquisition, the Company will hold 51.2% of the total outstanding shares of Leaping Group, and Leaping Group will become a controlled subsidiary of the Company. In fiscal year of 2019, Leaping Group’s revenue reached US$11,679,690, 90% of which was generated from advertising associated business. The rest of the revenue was generated from movie associated business.

Mr. BO Jiang, Chairman of Leaping Group, commented, “We are enthusiastic about partnering with ATIF Holdings Limited to continue accelerating the growth of Leaping Group and begin the next chapter for rapid expansion. We can benefit from ATIF’s industry insights and connections, and we believe the Acquisition will achieve a win-win situation for both parties.”

Mr. Jun Liu, CEO and Director of ATIF, commented, “This Acquisition represents a partnership with a dedicated team of owners who have been successful in developing businesses including multi-media advertising, event planning, and pre-movie advertising network as well as building a strong brand in the industry. The Company will expand its capacity to meet increasing market demand for multimedia and diversify our portfolios. This Acquisition will be our largest acquisition to date and is expected to make a meaningful and immediate contribution to our revenues and earnings. After the Acquisition, we will see more growth points and the Company will benefits from a diversified stream of earnings. While the world is combating COVID-19, we believe this is a good opportunity to acquire shares of Leaping Group to expand our advertising related business; as we believe this Acquisition is low-cost and cost effective, and is for the best interest of the Company and its shareholders. We further believe this Acquisition will boost the Company’s competitiveness, and position our company for a high growth potential in our revenue when the Chinese economy and the world economy took a recovery from the impact of the COVID-19.”

For further information regarding all terms and conditions contained in the Share Exchange Agreement and Debt Conversion, please see the Company’s current report on Form 6-K, which will be furnished in connection with this transaction.

About Leaping Group Co., Ltd.

Headquartered in Shenyang, China, Leaping Group Co., Ltd. is a multimedia service provider that have close business relationships with national advertising clients in China. The Company is currently engaged in three major businesses, multi-channel advertising, event planning and execution, film and TV program production and movie theater operation. The Company operates the largest pre-movie advertising network in Heilongjiang Province and Liaoning Province of China and also provides advertising services in elevators and supermarkets. The Company is often hired to plan both online and offline advertising campaigns and produce related advertising materials. In addition, the Company invests in films and TV programs and distributes them in movie theaters or through online platforms. For more information, please visit: www.yzcmmedia.cn.

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF is a company providing financial consulting services to small and medium-sized enterprises in Asia. The Company’s core businesses include going public consulting services, international financial consulting services, and financial media services. The Company has advised several enterprises in China in their plans to become publicly listed in the U.S. At present, the Company has business centers and service centers in Hong Kong and Shenzhen, composed of experienced consulting professionals. The Company owns www.chinacnnm.com, a news and media website that provides social news and financial information to the Asian region. For more information, please visit www.atifchina.com.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; ability to manage growth and expansion; current and future economic and political conditions; ability to compete in an industry with low barriers to entry; ability to continue to operate through our VIE structure; ability to obtain additional financing in the future to fund capital expenditures; ability to attract new clients, and further enhance brand recognition; ability to hire and retain qualified management personnel and key employees; trends and competition in the financial consulting services industry; a pandemic or epidemic; and other factors listed in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.

For more information, please contact Investor Relations at:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: 917-609-0333
Email: tina.xiao@ascent-ir.com